STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

December 13, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), on or about December 14, 2016 we plan to file with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 116 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 115 (“Amendment No. 115”) to the Registration Statement, filed on October 14, 2016, which was filed in order to add a new series to the Fund, Lazard Real Assets and Pricing Opportunities Portfolio (formerly known as Lazard Real Assets Portfolio, the “Portfolio”).

The Amendment will respond to comments of the staff (the “Staff”) of the Commission on Amendment No. 115 that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on December 12, 2016. The prospectus and statement of additional information (“SAI”) included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 115.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Summary Section—Principal Investment Strategies

1.	Staff Comment: Please confirm that, to the extent derivatives are counted for the purpose of complying with the Portfolio’s policy with respect to the investment of 80% of its assets (“80% policy”), such derivatives will be valued at market value, rather than notional value.

Response: We have confirmed with Fund management that such derivatives will be valued at market value for purposes of compliance with the Portfolio’s 80% policy.

2.	Staff Comment: Please disclose the Portfolio’s basis for its position that undistributed income and gains derived from the Subsidiary constitute “qualifying income” to the Portfolio for purposes of qualification as a “regulated investment company” for federal income tax purposes without a private letter ruling or an opinion of counsel.

Response: The Subsidiary intends to distribute to the Portfolio all of its income and gains on a timely basis, which is consistent with the views of the Internal Revenue Service set forth in its recently proposed regulations under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).1 As a result, the income and gains received by the Portfolio from the Subsidiary, in each taxable year, will be treated as a dividend and thus will constitute “qualifying income” for purposes of the gross income test. As the Subsidiary and Portfolio plan to operate in accordance with the plain language of Section 851(b) of the Code, the Fund does not intend to obtain an opinion of counsel on this matter. We have revised “Tax Status Risk” in the Amendment as follows:

Income and gains from commodities or certain commodity-linked derivative instruments do not constitute “qualifying income” to the Portfolio for purposes of qualification as a “regulated investment company” (“RIC”) for federal income tax purposes. Without such qualification, the Portfolio could be subject to tax. The Portfolio intends to take the position that income and gains from its investments in the Subsidiary and certain commodity-linked derivatives will constitute “qualifying income.” The IRS has announced that it will no longer issue private letter rulings regarding this matter; however, the Portfolio anticipates that all income and gains earned by the Subsidiary will constitute “qualifying income,” as the Subsidiary intends to make corresponding distributions of those earnings to the Portfolio at least once during every taxable year, consistent with Section 851(b) of the [Code]. The tax treatment of some of the Portfolio’s investments in the Subsidiary and commodity-linked derivatives may be adversely affected by future legislation, regulations of the US Treasury Department or guidance issued by the IRS, or otherwise affect the character, timing and/or amount of the Portfolio’s taxable income or any gains and distributions made by the Portfolio.

* * * * * * * *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc: Janna Manes

1	Guidance under Section 851 Relating to Investments in Stock and Securities, available at https://www.gpo.gov/fdsys/pkg/FR-2016-09-28/pdf/2016-23408.pdf.

2